SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH OCTOBER 1, 2004

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In August 2004, occurred operations with securities and derivatives as presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

Company Name: Brasil Telecom S.A.
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Fiscal Board	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		197	0	0
Shares	Preferred		911,409,871	0.30	0.16
Operations in the Month
Securities / Derivatives	Stock Characteristics	Intermediary	Operation	Day	Quantity	Price (R$/1000 shares)	Volume (R$)
Shares	Preferred	Griffo	Buy	16/08	50,000,000	10.07	504,130.06
Shares	Preferred	Sudameris	Buy	17/08	50,000,000	10.45	523,157.53
Shares	Preferred	Garantia	Sell	17/08	20,000,000	10.54	210,904.12
Shares	Preferred	Fator	Sell	30/08	52,100,000	11.08	577,576.01
Shares	Preferred	Garantia	Sell	30/08	80,000,000	11.11	889,082.23
Shares	Preferred	Griffo	Sell	30/08	2,000,000	11.05	22,072.18
Shares	Preferred	Garantia	Sell	31/08	36,000,000	11.39	410,205.23
Shares	Preferred	Griffo	Sell	31/08	75,000,000	11.37	853,241.19
Shares	Preferred	Unibanco	Sell	31/08	51,000,000	11.40	580,745.78
Final Balance
Securities / Derivatives	Securities Characteristics	Quantity	%
			Same Class and Type	Total
Shares	Common	197	0.00	0.00
Shares	Preferred	695,309,871	0.23	0.13

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In August 2004, occurred operations with securities and derivatives as presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

Company Name: Brasil Telecom Participações S.A.
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Fiscal Board	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		1,191,134,983	0.88	0.33
Shares	Preferred		446,758	0.00	0.00
Operations in the Month
Securities / Derivatives	Stock Characteristics	Intermediary	Operation	Day	Quantity	Price (R$/1000 shares)	Volume (R$)
Shares	Common	Griffo	Buy	06/08	10,400,000	20.32	211,390.45
Shares	Common	Garantia	Buy	18/08	1,000,000	20.01	20,011.05
Shares	Common	Griffo	Sell	16/08	26,500,000	19.02	503,399.27
Shares	Common	Griffo	Sell	17/08	2,000,000	19.49	38,981.17
Shares	Common	Sudameris	Sell	17/08	8,000,000	19.42	155,939.19
Shares	Common	Griffo	Sell	18/08	37,900,000	19.90	754,277.05
Shares	Common	Sudameris	Sell	18/08	5,000,000	19.61	98,091.32
Final Balance
Securities / Derivatives	Securities Characteristics	Quantity	%
			Same Class and Type	Total
Shares	Common	1,123,134,983	0.84	0.31
Shares	Preferred	446,758	0.00	0.00

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In August 2004, does not occurred operations with securities and derivatives as presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

Company Name: Brasil Telecom S.A.
Group and Related Persons	( ) Board of Directors	( ) Management	( X ) Fiscal Board	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		418,154	0.00	0.00
Shares	Preferred		383,324	0.00	0.00
Final Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		418,154	0.00	0.00
Shares	Preferred		383,324	0.00	0.00

Company Name: Brasil Telecom Participações S.A.
Group and Related Persons	( ) Board of Directors	( ) Management	( X ) Fiscal Board	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		9,346	0.00	0.00
Shares	Preferred		9,348	0.00	0.00
Final Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		9,346	0.00	0.00
Shares	Preferred		9,348	0.00	0.00

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In August 2004, does not occurred operations with securities and derivatives as presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

Company Name: Brasil Telecom S.A.
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Fiscal Board	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		39	0.00	0.00
Shares	Preferred		273	0.00	0.00
Final Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		39	0.00	0.00
Shares	Preferred		273	0.00	0.00

Company Name: Brasil Telecom Participações S.A.
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Fiscal Board	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		5,513	0.00	0.00
Shares	Preferred		2,030,663	0.00	0.00
Final Balance
Securities / Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		5,513	0.00	0.00
Shares	Preferred		2,030,663	0.00	0.00

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1, 2004

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer